SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  30 March 2006

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F X      Form 40-F
                                   ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date: 30 March 2006                         By       Allison Scandrett
    ------------------                               -----------------

                                                     Name: Allison Scandrett
                                                     Deputy Company Secretary

Director/PDMR Shareholding
Corus Group plc

30 March 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer
Corus Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
(i) and (ii)

3. Name of person discharging managerial responsibilities/director

P     Varin
D     Lloyd
R     Henstra
P     Lormor
S     MacDonald
S     Wouters
R     Shoylekov
N     Cunha

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

As named above

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 10p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

Awards of deferred and conditional shares under the Corus Group plc Leveraged Equity Acquisition Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
29 March 2006

18. Period during which or date on which it can be exercised
30 March 2009

19. Total amount paid (if any) for grant of the option
Nil

20. Description of shares or debentures involved (class and number) Ordinary shares of 10p each

                                              Number of            Number of
                                               Deferred          Conditional
                                                 Shares               Shares
Name                                            awarded              awarded
P Varin                                         362,829              278,510
D Lloyd                                         152,145              144,067
R Henstra                                       131,878              118,878
P Lormor                                         67,185              108,813
S MacDonald                                     140,465              118,644
S Wouters                                       106,883               98,983
R Shoylekov                                      81,404               81,356
N Cunha                                         111,927              105,762


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
68.75p

22. Total number of shares or debentures over which options held following notification

                                                                  LEAP
                                 LEAP Deferred             Conditional
                                Awards - Total          Awards - Total
Name                                      Held                    Held

P Varin
                                       902,181                 914,644
D Lloyd
                                       422,085                 478,996
R Henstra
                                       260,339                 370,454
P Lormor
                                       244,882                 358,738
S MacDonald
                                       329,368                 402,295

S Wouters
                                       236,064                 338,322
R Shoylekov
                                       153,071                 277,800
N Cunha
                                       111,927                 205,762

23. Any additional information

The Deferred Awards automatically vest unless they have lapsed or been forfeited other than in the case of retirement, redundancy, injury or as determined by the Board Remuneration Committee.

The Conditional Awards are subject to the performance criteria contained in the LEAP scheme rules.

24. Name of contact and telephone number for queries

Andy Naughton-Doe 020 7717 4525

Name and signature of duly authorised officer of issuer responsible for making notification

Allison Scandrett, Deputy Company Secretary, 020 7717 4526

Date of notification
30 March 2006